

July 7, 2010

Kevin G. Wills
Executive Vice President and Chief Financial Officer
Saks Incorporated
12 East 49th Street
New York, New York 10017

      Re: **Saks Incorporated**
             Form 10-K for the Fiscal Year Ended January 30, 2010
             Filed March 18, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed May 7, 2010
             Form 10-Q for the Fiscal Period Ended May 1, 2010
             Filed June 2, 2010
             File No. 001-13113

Dear Mr. Wills:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 7

1. Please delete the third sentence of the first paragraph in which you state that the risk factors discussed in your filing are not the only risks facing the company. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

<u>Executive Officers and Directors of the Registrant, page 13</u>

2. Please revise your disclosure to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, it is unclear what positions Ms. de Winter held from 2005 through 2008, what positions Mr. Metrick held from 2005 through 2007, what positions Ms. Morena held from 2005 through 2007, or what positions Mr. Wallstrom held from 2005 through 2007. Refer to Item 401(e) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

3. We note your disclosure on page F-33 regarding the public offering of approximately 14,925 shares of your common stock which was completed on October 6, 2009 and which resulted in net proceeds of $95,095,000. Here or elsewhere in your document as appropriate, please revise your disclosure to discuss how you used these net proceeds.

<u>Liquidity and Capital Resources, page 29</u>

4. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

<u>Item 15. Exhibits and Financial Statement Schedules, page 46</u>

5. Please file as an exhibit the Consulting and License Agreement with Operadora de Tiendas Internacionales, S.A. de C.V., including any amendment thereto, or tell us why you are not required to do so. In this regard, we note that this agreement represents a related party transaction. In addition, we note your disclosure on page 44 of the proxy statement that you have entered into employment agreements with all of your named executive officers. Please file the employment agreements with each of Ms. De Winter and Ms. Morena, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-7

Adoption of New Accounting Pronouncements, page F-8

6. Please tell us how your stated policy of accreting the liability component of the convertible debt instruments to par value using the effective interest method over the remaining life of the debt, or the first put date is consistent with the guidance in ASC 470-20-35-13 which says that the debt discount shall be amortized over the expected life of a similar liability that doesn't have an associated equity component.

Note 5 – Income Taxes, page F-18

7. In light of the cumulative losses from continuing operations over the last 3 and 5 years, and also considering that you wrote off $11 million in expired federal operating loss carryforwards during fiscal year 2008, please tell us in detail how you concluded it is more likely than not that all of your U.S. federal operating loss carryforwards will be realized. Please be sure to address each piece of positive evidence that supports your conclusion, as well as any negative evidence that was considered. Additionally, please refer to the last sentence of the fifth paragraph on page 23 and explain to us the nature of the $10 million net gain recorded during fiscal year 2009 related to "federal and state tax adjustments." We believe you should include an explanation of this and other similar items in Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Note 8 – Employee Benefit Plans, page F-28

8. Please disclose how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

Exhibits 31.1 and 31.2

9. In future filings, please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please revise the phrase "disclosure controls or procedures" to "disclosure controls and procedures" in paragraph 4(a) of the certifications. Please note that this comment also applies to your Form 10-Q for the fiscal period ended May 1, 2010.

Definitive Proxy Statement on Schedule 14A

Proposal 1. Election of Directors, page 9

10. Please revise your disclosure to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, it is unclear whether Mr. Hess has served as Chief Executive Officer of Southwood Partners for the past five years, what Ms. McAniff's place and position of employment has been for the past five years, and whether Mr. de Waal has served as Chairman of WE International B.V. for the past five years. Refer to Item 401(e) of Regulation S-K.

Competitive Position of Pay, page 35

11. We note your disclosure that The Hay Group provides survey information detailing the pay practices of a select group of retailers for use by your management in determining the level and mix of compensation for executive officers other than the Chief Executive Officer, and that this group of retailers *includes* the companies listed in the first paragraph of this section. Please confirm to us that the listed companies represent *all* of the companies used by The Hay Group for this purpose, or revise your disclosure to include all such companies.

2010 Annual Bonus Program, page 38

12. Please revise your disclosure to clarify that the EBITDA performance measure established for the 2010 Annual Bonus Program was the same as the measure established for the 2009 Annual Bonus Program, or revise to disclose this measure and the level at which it was achieved.

2009 Annual Awards under the Long-Term Incentive Program, page 40

13. Please revise your disclosure to clarify that the EBITDA and expense reduction performance measures, as well as the key corporate objectives, established for the 2009 Annual Awards under the Long-Term Incentive Program are the same as the measures and objectives disclosed on page 37, or revise to disclose these measures and objectives and the levels at which they were achieved.

2010 Annual Awards under the Long-Term Incentive Program, page 41

14. Please revise your disclosure to clarify that the EBITDA performance measure and the key corporate objectives established for the 2010 Annual Awards under the Long-Term

Incentive Program were the same as the measures and objectives established for the 2010 Annual Bonus Program, or revise to disclose these measures and objectives and the levels at which they were achieved.

Summary Compensation Table, page 49

15. Please include a footnote to the Option Awards column clarifying, if true, that the amounts set forth in the column reflect the aggregate grant date fair value of the options. Refer to Item 402(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director